July 12, 2021

VIA EDGAR FILING

Mr. Joshua Shainess

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of HUYA Inc. Registration Statement on Form F-4 File No. 333-250016

Dear Mr. Shainess:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), HUYA Inc., a foreign private issuer organized under the laws of the Cayman Islands (“Huya”), hereby respectfully requests that Huya’s Registration Statement on Form F-4 (File No. 333-250016), together with all exhibits thereto, initially filed on November 10, 2020, as amended on January 29, 2021 (the “Registration Statement”), be withdrawn, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Huya filed the Registration Statement with respect to the proposed issuance of Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), in connection with the Agreement and Plan of Merger, dated as of October 12, 2020 (the “Merger Agreement”), by and among Huya, Tiger Company Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Huya (“Merger Sub”), DouYu International Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“DouYu”), and Nectarine Investment Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Tencent”). On July 12, 2021, and as previously reported on a Current Report on Form 6-K filed by Huya with the Securities and Exchange Commission (the “Commission”), Huya, Merger Sub, DouYu and Tencent entered into a termination agreement with respect to the Merger Agreement. Therefore, Huya will not proceed with the registration and sale of Class A Ordinary Shares as contemplated by the Merger Agreement and the Registration Statement.

Huya confirms that the Registration Statement has not been declared effective and no Class A Ordinary Shares were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, Huya requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Huya’s account as an offset to the filing fees for future registration statements.

Pursuant to the requirements of Rule 477 under the Securities Act, Huya has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

HUYA Inc.

By:	/s/ Catherine Xiaozheng Liu
Name: Catherine Xiaozheng Liu
Title: Chief Financial Officer

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